UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Worldwide Energy & Manufacturing USA, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98158R104

(CUSIP Number of Class of Securities)

Neal Nenadovic, CFO

Pentwater Capital Management LP

227 W Monroe, Suite 4000

Chicago, IL  60606

(312) 589-6405

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Preamble

This Amendment No. 1 amends and supplements the Schedule 13D filed on May 23, 2011 (this “Schedule 13D”) by Pentwater Capital Management LP, Pentwater Growth Fund Ltd., Pentwater Equity Opportunities Master Fund Ltd., Oceana Master Fund Ltd., and LMA SPC on behalf of MAP 98 Segregated Portfolio relating to shares of Common Stock of Worldwide Energy & Manufacturing USA Inc.  Defined terms shall have the meanings given them in the Schedule 13D.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons (as defined below) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4 OF THIS SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

Item 4.	Purpose of Transaction

The Reporting Persons acquired their shares of Common Stock because, in their opinion, the shares represented an attractive investment opportunity.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer.  This evaluation may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

On May 19, 2011, a representative of Pentwater Capital learned that the articles of incorporation of the Issuer, a Colorado corporation, had been amended in April 2006 to permit shareholders to take action by less than unanimous written consent, although that amendment was neither filed nor disclosed in the Issuer SEC’s filings.  Subsequently, Pentwater Capital engaged Colorado counsel to examine the possibility of Pentwater Capital soliciting written consents of no more than ten shareholders to replace a majority of the directors then serving on the Issuer’s board of directors.  After determining that such a course was feasible and identifying three persons who were willing to serve as replacement directors, on May 25, 2011, Pentwater Capital began soliciting written consents of shareholders to take the following actions:

(a)   the removal of Mindy Wang, Dora Dong, Mike Steingrebe, Lauren Byrne, and Jeff Watson from the Issuer’s board of directors; and

(b)   the filling of three of the resulting vacancies by electing Aaron Todd Switz, Michael Edward O’Connor, Jr., and Todd Michael Altman to the Issuer’s board of directors.  Each of Mr. Switz and Mr. O’Connor is an employee of Pentwater Capital.

On June 3, 2011, counsel for Pentwater Capital delivered to the Issuer written consents of a majority in interest of the shareholders to take the foregoing actions, effective that date.  After Jennifer Maliar resigned as a director of the Issuer effective June 6, 2011, the board of directors of the Issuer is currently composed of Mr. Switz, Mr. O’Connor, Mr. Altman, and Mr. Jimmy Wang.

As of the date of this Schedule 13D, as amended, except as set forth above, none of the Reporting Persons has any present plan or intention that would result in or relate to any of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2011

PENTWATER CAPITAL MANAGEMENT LP
By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

PENTWATER GROWTH FUND LTD.
By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.
By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director

OCEANA MASTER FUND LTD.
By:	/s/ David Zirin
	Name:	David Zirin
	Title:	Director